January 25, 2006

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-0404

Re:  Your letter dated January 10, 2006, regarding Ball Corporation’s
    Form 10-K for the year ended December 31, 2004, and
    Forms 10-Q for the quarters ended April 3 and July 3, 2005

    File No. 001-7349

Dear Mr. Hartz:

After giving consideration to your follow-up comments dated January 10, 2006, we have the following responses.

Form 10-K for Fiscal year ended December 31, 2004

Note 2. Business Segment Information

Comment #1 - With regards to your prior comment 1, we note that North American Metal Food Containers, North American Metal Beverage Containers and North American Plastic containers are each operating segments which you aggregate into a single operating segment. You have provided us with some analysis concerning the EBIT margins of these segments. However, without the underlying information it is difficult for us to gain an appropriate understanding of their comparative operations.

Please provide for us the financial information that is provided to the CODM (as a group) which shows the EBIT margins for each operating segment for each of the last 3 years, including International and Aerospace and Technologies. In addition, please explain to us the operating structure of Aerospace and Technologies. We assume that there are operating segments within that reportable segment as well.

Ball Corporation
January 25, 2006

In response to your request, we are providing the following additional comments related to the North American packaging segment and an explanation of the operating structure of the aerospace and technologies segment.

North American Packaging Segment

We would like to re-emphasize and comment on several key points that we rely upon in our determination to aggregate the three North American packaging operating segments into one reporting segment.

FASB Statement No. 131 states that the objective of segment reporting is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of the financial statements: “to better understand the enterprise’s performance, better assess its prospects for future net cash flows and make more informed judgments about the enterprise as a whole.” Aggregation of Ball’s North American packaging business lines meets that objective and provides the most meaningful information to the users of our financial statements.

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While the three operations clearly engage in business activities and discrete financial information is available, the Chief Operating Decision Making group (CODM) runs these businesses as an aggregated group. The CODM makes its decisions about allocated resources and assesses performance and prospects based on a review of the aggregated operating results. Therefore, discussing business performance on an aggregated basis mirrors the way the CODM assesses performance and makes strategic decisions. Simply put, segregating the three operations would be in contradiction to the way the company runs the business.

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While certain financial information has been requested for purposes of reviewing quantitative statistics to determine whether the operations have similar economic characteristics, we would like to re-assert that qualitative factors also deserve considerable attention. We considered the following quantitative and qualitative factors in forming our conclusions on economic similarity:

o	Margins (gross margins, EBIT margins and EBITDA margins): all three operating lines are low margin businesses.

o	Mature versus new businesses: The food and beverage businesses are very mature businesses while the plastic business is approximately 10 years old.

o	Sales volumes: all three are high volume businesses.

Ball Corporation
January 25, 2006

o	Contractual sales price: sales price for all three business lines is primarily comprised of the pass through of primary raw material costs, conversion cost plus applicable margin.

o
Other qualitative factors would include: primarily all US dollar based businesses; similar costs, such as utilities and other direct materials; combined food and beverage operations in three plants (over 30 percent of food cans sold in 2005 were produced in beverage can plants); and all three operating lines of business share management functions such as purchasing, sales, marketing, engineering, accounts payable and billing, accounts receivable and collections, legal, payroll processing, etc. Also, as we stated in our previous response, because of the way the operating lines of business are managed, there is a high amount of cost allocations that are not reexamined on a yearly basis and certain customer sales contracts are negotiated on a multi-product basis.

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We acknowledge a judgment on quantitative margins alone might lead to a conclusion that the three operations are not economically similar. A quantitative analysis alone is difficult in low margin businesses because any difference could be viewed to be greater than some quantitative threshold. Therefore, we considered both the quantitative and qualitative factors discussed above. Given all three operating business lines are high volume, low margin businesses which are managed on an integrated basis, we believe the key factors for evaluating our performance and future prospects for future cash flows are changes in our volume trends and costs. We disclose any material changes in volumes or costs by specific business lines within our aggregated segment discussion.

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We already discuss in our disclosure of the aggregated segment the significant items that materially impact performance for each operating business line. We do not believe additional disclosure of separate North American packaging reporting segments would enhance the financial user’s understanding of Ball Corporation, its operating performance or future prospects.

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Based upon analysis of these factors, we have concluded the operating lines of business are economically similar. This, combined with our analysis from our previous letter, provides the basis for our conclusion that these lines of business meet the aggregation criteria in SFAS 131, par. 17 and aggregation meets the overall objectives of SFAS 131.

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In our response to the SEC in 1999/2000, we commented on the range of gross margins and the expectation that the gross margin disparity would narrow over time. Over the succeeding three-year period, gross margins between the three operations did narrow. Circumstances disclosed impacted this trend in 2003 and 2004. However, we think that over the long-term these margins will again narrow, particularly for the plastic container group as the business matures and depreciation has a lesser impact on gross margins.

Ball Corporation January 25, 2006 Page 4

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While we believe that the aggregation criteria have been met, the plastic packaging line of business does not meet the quantitative thresholds and would, therefore, not be required to be reported as a separate reportable segment. Given the comments in our prior letter and the additional comments contained herein, aggregation of the plastic packaging operations with the food and beverage packaging operations, rather than disclosure in an “all other” category, provides more meaningful information to the users of the financial statements and provides them a better basis for understanding our business and performance as a whole. Therefore, as previously noted, aggregation of the plastic operations meets the objectives of FAS 131.for the North American packaging segment, and for that matter for the international packaging segment and aerospace and technologies segments as well.

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The information provided to the CODM for the North American packaging segment is clearly confined to the three operating lines of business and the aggregated total. In consideration of paragraph 15 of FAS 131, there are no overlapping sets of components or other information that could constitute other operating segments for the North American packaging segment, and for that matter for the international packaging segment and aerospace and technologies segments as well.

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Our prior response on December 9, 2005, did not address concerns about competition. We have two primary competitors for our North American packaging segment in North America. One is an SEC registrant that aggregates as one reporting segment two of the same lines of business discussed herein, as well as other packaging businesses. The other competitor is not a public filer. Therefore, it is of considerable interest to us that our North American packaging business lines not be disadvantaged by disclosing separate reporting segments. More segregated reporting may result in the disclosure of confidential pricing strategies to our competition, particularly for certain multi-product arrangements, which could, in turn, raise other concerns. We do not see how such discussion could benefit potential investors or existing shareholders if disparate segment reporting provides insight and advantages to our two primary competitors.

Aerospace and Technologies Segment

For the years 2002 through and including 2004, the reported segment barely met the quantitative thresholds for revenues and reported profit while never meeting the asset threshold. While the segment did have the following components referred to internally as strategic business units (“SBUs”), as discussed below none of these SBUs are operating segments. Aerospace and technologies consists of the following business units:

1.	Defense operations
2.	Civil space systems
3.	Commercial space operations
4.	BSG (Australia)

Ball Corporation
January 25, 2006

The primary functions of the SBUs, which are organized generally around customer groups, include business development, marketing, direct sales and customer relationship management for the customer groups assigned to each SBU. The defense operations SBU generally serves the needs of the U.S. Department of Defense and other, non-civilian, U.S. government customers. The civil space systems SBU serves the needs of civilian agencies of the U.S. government including the National Aeronautics and Space Administration. The commercial space operations SBU provides products under fixed-price, commercial terms and conditions to both government and non-government customers. BSG provides engineering and technical services principally to the defense forces of the Australian government. Operational performance in executing customer contracts has been dependent upon centralized organizations such as mission assurance (quality), engineering and manufacturing. Most of the engineering resources (personnel, engineering design tools and assets) are supplied to the domestic SBUs from a single engineering organization.

The Aerospace and Technologies segment manager is the only executive who is directly accountable to Ball’s CODM and who maintains regular contact with the CODM for purposes of discussing operating activities, financial results, forecasts or plans for the segment. In addition, the CODM only receives the combined operating results. The operating results of the SBUs are not routinely reviewed by the CODM or the board of directors, nor are they used to make corporate resource allocation decisions or to assess performance. Thus, each of the SBUs fails the test of paragraph 10.b. of SFAS No. 131 and, therefore, none rise to the level of an operating segment.

We appreciate your comments and believe we have adequately addressed them in our responses.

Sincerely,

/s/ Raymond J. Seabrook
Raymond J. Seabrook
Senior Vice President and Chief Financial Officer